SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


                            FORM U-57

                         AMENDMENT NO. 1

                               TO

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



               Entergy Australia Generation, Ltd.

                (Name of foreign utility company)



              Entergy Power Development Corporation

         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:


     Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
     General Counsel                    Whitman Breed Abbott & Morgan LLP
     Entergy Enterprises, Inc.          200 Park Avenue
     10055 Grogan's Mill Road           New York, New York  10166
     Suite 400
     The Woodlands, Texas  77380

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation, a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Australia Generation, Ltd. relinquishes its status as a "foreign utility company" within the meaning of
Section 33 of the Act.

                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT CORPORATION


                              By:  /s/ Frederick F. Nugent
                                   Frederick F. Nugent
                                   Vice President



Dated:  November 16, 1999